EXHIBIT 23(B)



                         INDEPENDENT AUDITORS' CONSENT



The Board of Directors
National Westminster Bancorp Inc.:



We consent to the incorporation by reference herein of our report dated January 12, 1995 relating to the consolidated statement of condition of National Westminster Bancorp Inc. and Subsidiaries as of December 31, 1994 and 1993 and the related consolidated statement of operations, statement of changes in equity capital and statement of cash flows for each of the years in the three-year period ended December 31, 1994, which report appears in the Current Report on Form 8-K of Fleet Financial Group, Inc. dated February 8, 1996. Our report refers to changes in the methods of accounting for investments and accounting for postretirement benefits other than pensions.



/s/ KPMG PEAT MARWICK LLP



New York, New York
February 29, 1996